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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KR SECURITIES, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 PRETTY BROOK ROAD
(No. and Street)

PRINCETON   **NEW JERSEY**   **08540**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WALTER ALAN GILMORE   609-924-2500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WITHUM SMITH + BROWN PC
(Name – if individual, state last, first, middle name)

1411 BROADWAY, 23rd FLOOR NEW YORK   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, WALTER ALAN GILMORE , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KR SECURITIES, LLC , as of DECEMBER 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARIANNE C BABICE
Notary Public – State of New Jersey
My Commission Expires Nov 10, 2020

Notary Public

Signature

CHIEF COMPLIANCE OFFICER / FIN OP
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KR SECURITIES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2017

(With Independent Auditors' Report Thereon)

These financial statements and schedules
should be deemed confidential pursuant to
Subparagraph (e) (3) of Rule 17a-5

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KR Securities, LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 22, 2018

New York, New York

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS

KR Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

<u>ASSETS</u>

Cash and cash equivalents	$ 63,263
Receivable from brokers and dealers	78,652
Total assets	$ 141,915

<u>MEMBER'S EQUITY</u>

Member's equity	141,915
Total member's equity	$ 141,915

See accompanying notes to financial statements.

KR Securities, LLC

STATEMENT OF OPERATIONS

For the Year ended December 31, 2017

Revenue	
Principal transactions	$ 65,011
Commissions	25,428
Distribution service fee	181
Interest income	1,508
Total revenues	92,128
Expenses	
Administrative services	40,000
Clearance and commission fees	60,000
Insurance expense	1,622
Dues and subscriptions	5,559
Other operating expense	526
Total expenses	107,707
Net (Loss)	$ (15,579)

KR Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year ended December 31, 2017

Member's equity, beginning of year	$ 157,494
Net (Loss)	(15,579)
Member's equity, end of year	$ 141,915

KR Securities, LLC

STATEMENT OF CASH FLOWS

For the Year ended December 31, 2017

Cash flows used by operating activities	
Net (Loss)	$ (15,579)
Adjustments to reconcile net (loss) to net	
cash used in operating activities	
Changes in operating assets:	
Receivable from brokers and dealers	(26,080)
Net cash used in operating activities	(41,659)
Net decrease in cash and cash equivalents	(41,659)
Cash and cash equivalents as of beginning of year	104,922
Cash and cash equivalents as of end of year	$ 63,263

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Organization

KR Securities, LLC (the "Company") is a single-member Delaware limited liability company. The Company is a wholly-owned subsidiary of Krieger, Ruderman & Co., LLC (the "Parent" or "Member").

The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority.

The Company does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with such transactions. The Company has a clearing agreement with RBC Correspondent Clearing Services ("RBC") whereby RBC clears transactions for the Company's customers and carries the accounts of such customers on a fully disclosed basis as customers of RBC. Accordingly, customer open transactions are not reflected on the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers. This exposure is reduced by the Company's policy of obtaining and maintaining adequate collateral until open transactions are completed.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally Accepted in the United States of America ("GAAP")

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Transactions in securities are recorded on the trade date. Securities owned and securities sold, but not yet purchased are recorded at market value on a trade-date basis. Securities sold, but not yet purchased are subject to market fluctuations which may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition.

Commissions

Commission revenues and related expenses from customer transactions are recorded on the trade date. When acting as broker or dealer, the Company will be entitled to receive brokerage commissions, mark-ups or mark-downs.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market instruments with original maturity dates of three months or less.

Concentration of credit risk

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per financial institution.

Income Taxes

The Company is a single-member limited liability company. The taxable income or loss of the Company is allocated to and included in the tax returns of the individual members of the Parent. The Company may be subject to state and local taxes in certain jurisdictions in which they operate.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustments to the financial statements. The Company is no longer subject to income tax examination by the U.S. federal, state and local tax authorities for years before 2014.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, effective for annual reporting periods beginning after December 15, 2017. The core Principle states that an entity recognize revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company expects that the adoption of this new standard will not have a material impanct on the operating results of the Company.

NOTE 2 - RELATED PARTY TRANSACTION

The expenses associated with management of the Company and certain other administrative expenses are allocated by the Parent to the Company pursuant to an expense allocation agreement. Accordingly, the results of operations are not necessarily indicative of those results had the Company been a stand-alone entity. For the year ended December 31, 2017, the Company was allocated administrative expenses of $40,000 from the Parent.

KR Securities, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2017

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $136,915, which was $131,915 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1. The Company is exempt for Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provision of subparagraph (k)(2)(ii) thereof.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE 4 - PROFIT SHARING PLAN

The Company has a nonqualified employee profit sharing plan, which provides for contributions at the discretion of management. Employees become vested over a six-year period. The Company did not make any contributions for the year ended December 31, 2017.

SUPPLEMENTARY INFORMATION

KR Securities, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2017

Net capital	
Member's equity	$ 141,915
Deductions and/or charges	
Nonallowable assets	
Other deductions	5,000
Net capital before haircuts on securities position	136,915
Haircuts on securities positions	0
Net capital	$136,915
Aggregate indebtedness	$ 0
Aggregate indebtedness to net capital ratio	0 to 1
Computation of basic net capital requirement	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of requirement	$ 131,915

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2017.

See Report of Independent Registered Public Accounting Firm

KR Securities, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
KR Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) KR Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 22, 2018

New York, New York

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

MEMBER OF INTERNATIONAL, A WORLD WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS

KR Securities, LLC

Exemption Report

December 31, 2017

KR Securities, LLC claims an exemption from Rule 240.15a5c3-3 based on provision (k) (2) (ii) of the Rule. All of KR Securities, LLC customer transactions are cleared through another broker-dealer on a fully disclosed basis.

KR Securities, LLC met the terms of the identified exemption throughout its most recent fiscal year (December 31, 2017) without exception.

I, Richard A Ruderman, swear (or affirm) that the aforementioned statements are true.

Richard A. Ruderman

Richard A. Ruderman
President and Chief Operating Officer
KR Securities, LLC